SEC COMMISSION

03014556

549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dabbah Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 46th Street
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-697-9870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN SABLOSKY MASSONI & COMPANY
(Name — if individual, state last, first, middle name)

300 Buckelew Ave. (Address) Jamesburg (City) NJ (State) 08831 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Dabbah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT FISHER
Notary Public State of New York
No. 31-1232555
Qualified in New York County
Commission Expires Oct 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2002 AND 2001

DABBAH SECURITIES CORP.
TABLE OF CONTENTS

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the accompanying balance sheets of Dabbah Securities Corp. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 22, 2003

DABBAH SECURITIES CORP.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets:		
Cash and cash equivalents	$ 51,016	$ 417,003
Marketable securities, at market value	882,669	632,188
Investments in non-marketable securities	65,000	65,000
Deposit with clearing broker	25,000	25,000
Commissions receivable	1,383	2,094
Other current assets	84,401	23,796
Total Current Assets	1,109,469	1,165,081
Property and Equipment, less accumulated depreciation of $139,340 and $119,602, respectively	158,170	119,277
Security Deposits	3,100	3,100
Total Assets	$ 1,270,739	$ 1,287,458

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current Liabilities:		
Accounts payable	$ 14,503	$ 14,301
Accrued payroll and related liabilities	56	172
Income taxes payable	300	20,376
Total Current Liabilities	14,859	34,849
Stockholder's Equity:		
Common stock, no par value; authorized 10,000 shares, issued and outstanding 3,000 shares	59,800	59,800
Additional paid-in capital	1,010,000	819,570
Retained earnings	186,080	373,239
Total Stockholder's Equity	1,255,880	1,252,609
Total Liabilities and Stockholder's Equity	$ 1,270,739	$ 1,287,458

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Management fees	$1,494,275	$ —
Commissions	182,026	285,718
Interest and dividend	4,641	6,426
Realized trading gains (losses)	34,076	1,131,597
Changes in unrealized gains (losses)	—	(71,547)
Other income	50,201	17,230
	1,765,219	1,369,424
Expenses:		
Investment advisory fees	1,485,016	—
Trading expenses and commissions	111,557	174,360
Officer's salary	—	500,000
Other salaries	12,000	14,000
Payroll taxes	1,067	13,537
Occupancy and equipment rental	75,277	74,031
Communications	29,668	29,817
Interest	1,299	554
Membership fees	68,718	53,313
License and registration fees	4,985	5,141
Professional fees	29,312	36,184
Other operating expenses	111,006	198,051
Depreciation	19,738	13,855
	1,949,643	1,112,843
Income (Loss) before Provision for Income Taxes	(184,424)	256,581
Provision for Income Taxes	2,735	22,968
Net Income (Loss)	$ (187,159)	$ 233,613

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional	Retained	Treasury	Total
	Shares	Amount	Paid-In Capital	Earnings	Stock	Stockholder's Equity
Balances -December 31, 2001	3,000	$ 59,800	$ 584,570	$ 139,626	$ (4,150)	$ 779,846
Additional Paid-in Capital	—	—	235,000	—	—	235,000
Treasury Stock Retired	—	—	—	—	4,150	4,150
Net Income	—	—	—	233,613	—	233,613
Balances - January 1, 2002	3,000	59,800	819,570	373,239	—	1,252,609
Additional Paid-in Capital	—	—	190,430	—	—	190,430
Net (Loss)	—	—	—	(187,159)	—	(187,159)
Balances - December 31, 2002	3,000	$ 59,800	$1,101,000	$ 186,080	$ —	$ 1,255,880

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities:		
Cash received from commissions and trading	$ 1,700,684	$ 1,409,552
Cash paid for trading, selling and administrative expenses	(1,928,520)	(1,105,257)
Interest and dividends received	4,641	6,426
Interest paid	(1,299)	(554)
Taxes paid	(22,811)	(300)
Net Cash Provided by (Used in) Operating Activities	(247,305)	309,867
Cash Flows From Investing Activities:		
Inflows:		
Security deposit applied	—	332
Outflows:		
Purchase of marketable securities	(250,481)	(241,200)
Purchase of property and equipment	(58,631)	(43,886)
Net Cash Used in Investing Activities	(309,112)	(284,754)
Cash Flows From Financing Activities:		
Inflows:		
Additional paid-in capital	190,430	235,000
Outflows:		
Repayment of notes payable	—	(5,000)
Net Cash Provided by Financing Activities	190,430	230,000
Net Increase (Decrease) in Cash and Cash Equivalents	(365,987)	255,113
Cash and Cash Equivalents - Beginning of Year	417,003	161,890
Cash and Cash Equivalents - End of Year	$ 51,016	$ 417,003

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Reconciliation of Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Net Income (Loss)	$ (187,159)	$ 233,613
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Depreciation	19,738	13,855
(Increase) Decrease in:		
Commissions receivable	711	(1,387)
Other current assets	(60,605)	49,679
Increase (Decrease) in:		
Accounts payable	202	(6,385)
Accrued payroll and related liabilities	(116)	116
Income taxes payable	(20,076)	20,376
Total Adjustments	(60,146)	76,254
Net Cash Provided by (Used in) Operating Activities	$ (247,305)	$ 309,867

See notes to financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies:

The Company
The Company was organized as a corporation under the laws of Delaware on September 8, 1989, to function as a Broker Dealer. The Company's broker dealer registration was declared effective May 22, 1991.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Maintenance and repair costs are expensed when incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Other Current Assets:

Other current assets consist of the following:

	2002	2001
Equity in commodities future trading account:		
Amount due from broker	$ 97,889	$ 11,857
Open option contracts - at market	(3,438)	(63)
Net unrealized trading losses on open futures contracts	(40,945)	(4,247)
Prepaid expenses	30,895	15,881
Sundry receivable	—	368
	$ 84,401	$ 23,796

Note 3 - Securities Owned and Sold but Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of U.S. obligations, which mature in less than one year, are held to maturity and valued at market, which approximates cost plus accrued interest.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at market value, with the change in fair value during the period included in earnings.

Investments in securities are summarized as follows at December 31, 2002:

	Owned Fair Value	Sold But Not Yet Purchased
Trading Securities:		
Common stock	$ 643,317	$ —
Held to Maturity:		
U.S. obligations	$ 239,352	$ —

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2002 and 2001.

	2002	2001
Computer equipment	$ 139,269	$ 86,138
Furniture and fixtures	72,834	67,334
Office equipment	5,145	5,145
Leasehold improvements	80,262	80,262
	297,510	238,879
Less: accumulated depreciation	139,340	119,602
	$ 158,170	$ 119,277

Depreciation expense for the years ended December 31, 2002 and 2001 amounted to $19,738 and $13,855, respectively.

Note 5 - Income Taxes:

Income tax expense for the years ended December 31, 2002 and 2001 consisted of the following:

	2002	2001
Current:		
Federal	$ —	$ —
State and local	2,735	22,968
Deferred	—	—
	$ 2,735	$ 22,968

No provision has been made for Federal and State income taxes due to the Company's election to be treated as an "S" corporation for Federal and State income tax purposes.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2002 and 2001, the Company had net capital of $833,961 and $961,285, which was $733,961 and $861,285 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was 56.1 to 1 and 27.6 to 1, respectively.

Note 7 - Commitments:

The Company is obligated under an office lease which expires in July, 2005. The lease requires the Company to pay real estate tax escalation and utilities. Future minimum lease payments are approximately as follows:

Year Ending December 31	
2003	$ 73,500
2004	76,400
2005	45,600
Future Minimum Lease Payments	$ 195,500

Note 8 - Fair Value of Financial Instruments:

In accordance with Statement of Accounting Standards No.107, the Company is required to disclose the fair market value of its financial instruments, which consist of cash and cash equivalents and marketable securities. The fair value of the marketable securities are disclosed in Note 3 and the cash and cash equivalents are their carrying amounts due to their short term nature.

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT ON SYSTEM OF INTERNAL ACCOUNTING CONTROL

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the financial statements of Dabbah Securities Corp. for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 22, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Dabbah Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are expected in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Dabbah Securities Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 22, 2003

DABBAH SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT - PART II A
DECEMBER 31, 2002 AND 2001

	2002	2001
Computation of Net Capital Pursuant to Rule 15c 3-1		
Total Stockholder's Equity	$ 1,255,880	$ 1,252,609
Less:		
Prepaid expenses	30,895	15,881
Property and equipment	158,170	119,277
Security deposits	3,100	3,100
Haircut on firm trading account and investments	229,754	153,066
Net Capital	$ 833,961	$ 961,285
Computation of Basic Net Capital Requirements:		
Aggregate Indebtedness	$ 14,859	$ 34,849
Minimum Net Capital required based on aggregate indebtedness	$ 929	$ 2,178
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net Capital Requirement	$ 100,000	$ 100,000
Excess Net Capital	733,961	861,285
Net Capital	$ 833,961	$ 961,285
Reconciliation of Net Capital with Focus Report - Part II A:		
Focus Report - Part II a:		
Excess Net Capital	$ 733,961	$ 875,217
Net Capital Requirement	$ 100,000	100,000
Net Capital per Focus Report	833,961	975,217
Adjustments:		
Accounts payable accrual	—	5,269
Adjustment to tax provision	—	(22,740)
Immaterial audit adjustments	—	3,539
Net Capital per Audited Computation	$ 833,961	$ 961,285

See the accompanying Independent Auditors' Report.